SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 3)1

Noodles & Company

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

65540B105

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G

CUSIP No. 65540B105	Page 2 of 5 Pages

(1)	Names Of Reporting Persons Public Sector Pension Investment Board
(2)	Check The Appropriate Box If A Member Of A Group (See Instructions) (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Citizenship Or Place Of Organization Canada
Number Of Shares Beneficially Owned By Each Reporting Person With:	(5) Sole Voting Power 8,266,858*
(6) Shared Voting Power 0
(7) Sole Dispositive Power 8,266,858*
(8) Shared Dispositive Power 0
(9)	Aggregate Amount Beneficially Owned By Each Reporting Person 8,266,858*
(10)	Check If The Aggregate Amount In Row (9) Excludes Certain Shares (See Instructions)
(11)	Percent Of Class Represented By Amount In Row (9) 29.7%*
(12)	Type Of Reporting Person (See Instructions) CO; HC

*	Argentia Private Investments Inc. (“Argentia”), a wholly owned subsidiary of the Reporting Person, directly owns 6,744,760 shares of Class A Common Stock and 1,522,098 shares of Class B Common Stock (“Class B Common Stock”) of the Issuer. Class B common stock is convertible in Class A Common Stock and generally has the same rights as the Class A Common Stock except that holders of Class B Common Stock are not entitled to vote in the election or removal of directors unless converted into Class A Common Stock. The percentage of the class was calculated based on 26,341,763 shares of Class A Common Stock outstanding and 1,522,098 shares of Class B Common Stock outstanding as disclosed in Noodles & Co.’s Form 10-Q filed on November 7, 2016.

CUSIP No. 65540B105	13G	Page 3 of 5 Pages

Item 1	(a).	Name of Issuer:

Noodles & Company

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

520 Zang Street, Suite D, Broomfield, CO 80021 United States

Item 2	(a).	Name of Person Filing:

Public Sector Pension Investment Board

Item 2	(b).	Address of Principal Business Office or, if None, Residence:

1250 Rene-Levesque West, Suite 900, Montreal, Quebec, H3B 4W8 Canada

Item 2	(c).	Citizenship:

Canada

Item 2	(d).	Title of Class of Securities:

Class A Common Stock, par value $0.01 per share

Item 2	(e).	CUSIP Number:

65540B105

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company, in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 65540B105	13G	Page 4 of 5 Pages

Item 4.	Ownership.

(a)-(c)

The responses of the Reporting Person to Rows 5, 6, 7, 8, 9 and 11 of the cover page which relate to the beneficial ownership of the Class A Common Stock of the Issuer are incorporated by reference.

Argentia, a wholly owned subsidiary of the Reporting Person, and another stockholder of the Issuer, Catterton-Noodles LLC (“Catterton Noodles”), are parties to an amended and restated stockholders agreement with the Issuer dated as of July 2, 2013 (the “2013 Stockholders Agreement”). The 2013 Stockholders Agreement grants Catterton Noodles and Argentia the right, subject to certain conditions, to nominate representatives to the Issuer’s board of directors and committees of the Issuer’s board of directors. Catterton Noodles and Argentia each have the right to designate two members to the Issuer’s board of directors, and the parties to the 2013 Stockholders Agreement agree to vote to elect such director designees. The 2013 Stockholders Agreement also provides for certain other situations in which Catterton Noodles and Argentia agree to vote their shares of stock in the Issuer in certain ways. Due to the 2013 Stockholders Agreement, Catterton Noodles and Argentia may be deemed to be a “group” for purposes of Section 13(d) under the Securities Exchange Act of 1934. As of December 31, 2016, such persons collectively own 13,579,644 shares of Class A Common Stock and 1,522,098 shares of Class B Common Stock, or 54.2% of the outstanding shares of Class A Common Stock (calculated in accordance with § 240.13d-3, assuming the Class B Common Stock owned by Argentia was converted into shares of Class A Common Stock). The Reporting Person disclaims beneficial ownership of the shares of Common Stock held by any person other than such Reporting Person or Argentia.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

The shares of Class A Common Stock and Class B Common Stock are directly owned by Argentia.

Item 8.	Identification and Classification of Members of the Group.

Not applicable

CUSIP No. 65540B105	13G	Page 5 of 5 Pages

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certification.

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 9, 2017

PUBLIC SECTOR PENSION INVESTMENT BOARD

By:	/s/ Nathalie Bouchard
Name:	Nathalie Bouchard
Title:	Senior Director, Compliance